BioHarvest Advances Proprietary Olive Cell Asset to Commercial Readiness, Opening New CDMO Licensing Opportunity

Botanical Synthesis™-developed asset has now completed development, commercial-scale manufacturing and the applicable self-affirmed GRAS process and is ready for production at BioHarvest’s GMP facility

Milestone demonstrates BioHarvest’s ability to create proprietary plant-derived assets and advance them from plant-cell development through industrial manufacturing and commercialization

High-potency proprietary olive-derived Verbascoside composition demonstrates promising dose-dependent preclinical activity across liver steatosis and fibrosis models, with potential for development across multiple health and wellness categories

Vancouver, BC and Rehovot, Israel – October 13, 2026 – BioHarvest Sciences Inc. (Nasdaq: BHST) (TASE: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a biotechnology company pioneering its proprietary Botanical Synthesis™ technology, today announced that its proprietary Olive Cell composition (Olive Cell) has reached commercial readiness and is now available for licensing and commercialization through the Company’s CDMO business.

This milestone marks the completion of BioHarvest’s development pathway for Olive Cell - from plant-cell development and optimization through large-scale bioreactor scale-up, commercial manufacturing readiness and completion of the applicable self-affirmed U.S. Generally Recognized as Safe (“GRAS”) process. BioHarvest’s GMP manufacturing infrastructure is positioned to begin commercial production in accordance with the requirements and timing of a future customer or partner.

“This Olive Cell milestone is important because it demonstrates the full power of our business model,” said Dr. Zaki Rakib, Chief Executive Officer and Executive Chairman of BioHarvest Sciences. “We used our Botanical Synthesis technology to create a proprietary asset, scaled it to industrial manufacturing and completed the regulatory work required for commercialization. The asset is now ready to license, and our GMP manufacturing facility is ready to produce it for the right customer. This is the model we intend to repeat across our growing portfolio of proprietary assets.”

A Proprietary, Manufacturing-Ready, Botanical Synthesis™ Asset

Derived from Olea europaea fruit, BioHarvest’s Olive Cell composition is a standardized olive fruit cell powder whose primary polyphenol is Verbascoside, a hydroxytyrosol derivative. The composition delivers Verbascoside at substantially higher and more consistent levels than natural olive fruit or conventional extracts, providing a differentiated, highly concentrated source of this olive bioactive.

BioHarvest’s proprietary Botanical Synthesis™ technology uses plant cells as controlled production systems, enabling standardized, scalable production without cultivating and harvesting the complete source plant. Following successful production-line validation and large-scale bioreactor scale-up, the asset is positioned for commercial manufacturing at BioHarvest’s GMP facility.

Verbascoside: A High-Potency Hydroxytyrosol Derivative Produced at Industrial Scale

Olive polyphenols have attracted significant scientific and commercial interest because of their association with the health benefits of the Mediterranean diet, with hydroxytyrosol among the best-known compounds in this category. Verbascoside, the primary polyphenol in BioHarvest’s Olive Cell composition, is a hydroxytyrosol derivative with a differentiated molecular profile.

BioHarvest’s Botanical Synthesis™ platform enables industrial-scale production of a standardized, high-concentration Verbascoside composition. Combined with the consistency and scalability of its proprietary plant-cell technology, this creates a differentiated ingredient platform with potential applications across nutraceuticals, functional nutrition, and cosmetics.

From Proprietary Development to a Manufacturing-Ready CDMO Asset

Olive Cell demonstrates BioHarvest’s strategy of using Botanical Synthesis™ to develop proprietary assets internally and advance them to commercial readiness for licensing and commercialization through its CDMO business. Following VINIA®, BioHarvest’s first commercialized plant cell compound (derived from red grapes), Olive Cell represents a second distinct plant-cell-derived composition to advance through development, large-scale manufacturing and the applicable U.S. self-affirmed GRAS process. BioHarvest intends to build on this model through licensing, manufacturing, royalties, co-development and, where appropriate, ownership participation across a growing portfolio of proprietary assets.

Preliminary Data Support Further Development and Commercial Opportunity

BioHarvest has previously reported preliminary in-vitro findings supporting the potential activity of Olive Cell in two established models relevant to processes associated with fatty liver disease progression.*

In an oleic-acid-induced steatosis model using HepG2 human liver cells, Olive Cell reduced intracellular lipid accumulation by up to 37% compared with controls. In a separate TGF-β1-induced fibrosis model using LX-2 hepatic stellate cells, Olive Cell reduced collagen type I accumulation by up to 50%, with both effects demonstrating dose-dependent activity.

These findings indicate preliminary activity across two processes associated with fatty liver disease progression: hepatic lipid accumulation and fibrosis-related collagen production. While these in-vitro results do not establish efficacy in humans, they support further investigation of Olive Cell for liver health applications.

Published research on Verbascoside has also explored biological activities related to oxidative stress, inflammatory pathways and cellular protection, providing a scientific rationale for investigating additional applications:

•Cognitive health: Pathways associated with neuronal protection and oxidative stress.

•Joint health: Mechanisms relevant to inflammation and joint function.

•Cardiovascular and metabolic health: Pathways related to oxidative stress, vascular function and lipid metabolism.

•Skin health and cosmetics: Potential applications in antioxidant protection and healthy-aging formulations.

These represent potential development opportunities, not established benefits of Olive Cell. Further studies are needed to characterize potential effects in humans.

With commercial-scale manufacturing established and the applicable self-affirmed GRAS process completed, Olive Cell is positioned for licensing and commercialization with a future CDMO customer or partner.

* News Release March 4, 2025: https://bioharvest.com/bioharvest-in-vitro-testing-shows-proprietary-olive-cell-compound-reduces-fat-accumulation-in-liver-cells/

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (Nasdaq: BHST) (TASE: BHST) (FSE: 8MV0) is a biotechnology company pioneering its proprietary Botanical Synthesis™ technology, an advanced plant-cell-based platform designed to produce valuable plant-derived compounds without growing and harvesting the complete source plant.

The Company applies Botanical Synthesis™ across its proprietary asset portfolio and through its CDMO business to develop and manufacture high-value plant-derived compounds for customers and commercial partners. VINIA® represents BioHarvest’s first commercialized product and provides a demonstrated pathway from plant-cell development through manufacturing and commercialization. BioHarvest is applying that same platform to build a broader portfolio of proprietary and customer-sponsored assets across multiple high-value categories.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the potential applications, clinical development, commercialization, licensing, partnering and manufacturing opportunities associated with Olive Cell; the potential benefits of Verbascoside and other compounds contained in the composition; the Company’s plans to pursue or support human clinical studies; the timing or commencement of commercial manufacturing; potential licensing, supply, royalty, ownership or other commercial arrangements; and the ability of Botanical Synthesis™ to generate additional commercial assets.

Such statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. There can be no assurance that BioHarvest will enter into licensing, partnership, supply, royalty, ownership or other commercial agreements relating to Olive Cell, that commercial manufacturing will commence on any particular timetable, that a clinical development program will be initiated or completed, that preliminary in-vitro findings will translate into human clinical outcomes or that Olive Cell will be successfully commercialized. For the CDMO Services Business Unit, there is no assurance that research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. There is no guarantee that the final product will be suitable for commercial purposes and that the Agreement will generate revenue. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured.

The self-affirmed GRAS conclusion relates to applicable intended uses and does not constitute FDA approval or establish efficacy for any disease or medical condition. The preliminary in-vitro findings described herein have not been demonstrated in human clinical studies.

Readers are cautioned not to place undue reliance on forward-looking statements. Additional information concerning risks and uncertainties is contained in the Company’s filings with applicable securities regulators.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com